SECURITIE 05039598 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-27543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trevor, Cole, Reid & Monroe, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Ave. 5th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leslie Agisim 212 371-3933

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato

(Name — if individual, state last, first, middle name)

207 Hallock Road Suite 208	Stony Brook	New York	11790
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Leslie Agisim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trevor, Cole, Reid & Monroe, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

PHILIP AC'SIM
Notary Public, State of New York
No. 31-4[illegible]15
Qualified in New York County
Commission Expires Dec. 18, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TREVOR, COLE, REID & MONROE, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2004

TREVOR, COLE, REID & MONROE, INC.

INDEX

DECEMBER 31, 2004

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Statement of Financial Statements	6
Supplementary Information	
Computation of Net Capital pursuant to Rule 15c3-1	7
Independent Auditors' Report on Internal Accounting Control Required by See Rule 17a-5	8-9

JOHN P. COMPARATO C.P.A., P.C.

P.O. Box 588 ▫ Stony Brook, NY 11790
631.689.0400 ▫ 631.689.2877 Fax

02/07/05

To the Board of Directors
Trevor, Cole, Reid, & Monroe, Inc.
New York, NY

We have audited the accompanying statements of financial condition of Trevor, Cole, Reid, & Monroe, Inc. as of December 31, 2004, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principals, the financial position of Trevor, Cole, Reid & Monroe, Inc. as of December 31, 2004, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Trevor, Cole, Reid & Monroe, Inc. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financials statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

John P. Comparato

TREVOR, COLE, REID & MONROE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$	1,704
Deposit held at clearing broker		25,000
Due from Affiliate		109
Commissions Receivable		2,259
Total Assets	$	25,664

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions Payable	$	411
Accrued Expenses		450
		861
STOCKHOLDER'S EQUITY		
Common Stock		9,800
Additional Paid-In Capital		48,245
Retained Earnings (Deficit)		33,242
TOTAL STOCKHOLDER'S EQUITY		24,803
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	25,664

THE ACCOMPANYING NOTE ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

TREVOR, COLE, REID & MONROE, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE	$ 16,946
EXPENSES	
SEC Fees	3,869
Commissions	6,693
Professional Fees	5,400
Insurance	734
Travel	2,258
Regulatory & Clearing Fees	3,663
Other	1,078
TOTAL EXPENSES	23,695
NET INCOME <LOSS> BEFORE PROVISION TAXES	<6,749>
PROVISION FOR TAXES	450
NET INCOME <LOSS>	7,199

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

TREVOR, COLE, REID & MONROE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid – In Capital	Retained Earnings <Deficit>
Balance, January 1, 2004	$ 9,800	$ 48,245	$ 26,043
Net Income < Loss >	–	–	7,199
Balance, December 31, 2004	$ 9,800	$ 48,245	$ 33,242

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

TREVOR, COLE, REID & MONROE, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income < Loss >	$ 7,199
Changes in Operating Assets and Liabilities:	
Decrease in Commissions Receivables	4,236
Decrease in Accrued Expenses	1,825
Decrease in Prepaid Expenses	2,732
NET CASH USED BY OPERATING ACTIVITIES	2,056
CASH FLOWS FROM FINANCING ACTIVITES	–
NET DECREASE IN CASH	2,056
CASH AT BEGINNING OF YEAR	352
CASH AT END OF YEAR	$ 1,704

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

TREVOR, COLE, REID & MONROE, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1 – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Trevor, Cole, Reid & Monroe (the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934.

The Company clears all of it's transactions through one security clearing firm. The company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses another firm for security clearing.

Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis: however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

NOTE 2 – NET CAPITAL REQUIREMENTS

The company is subject to the securities and exchange commission's uniform net capital rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $24,694 which was $19,694 in excess of the amount required. The company's net capital ratio was .04 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office space with TCRM Advisors, Inc. an affiliated company.

The Company has a receivable from TCRM Advisor's, Inc. of $ 109 as of December 31, 2003.

NOTE 4 – FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

As a securities broker dealer, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of the transaction.

TREVOR, COLE, REID & MONROE, INC.

COMPUTATION OF THE NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

NET CAPITAL	
Total Ownership Equity	$ 24,803
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	0
Other (Deductions) or Allowable Credits	0
Total Capital and Allowable Subordinated Liabilities	24,803
Deductions and / or Charges:	
Non-allowable Assets	109
Net Capital Before Haircuts on Securities Positions	24,694
Haircuts on Securities Positions	0
Net Capital	$ 24,694
AGGREGATE INDEBTEDNESS	
Commissions Payable and Accrued Liabilities	861
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	5,000
Excess Net Capital @ 1000%	24,608
Ratio: Aggregate Indebtedness to Net Capital	.04 to 1

There is no substantial difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2004 Focus Part IIA filing.

JOHN P. COMPARATO C.P.A., P.C.

P.O. Box 588 ▫ Stony Brook, NY 11790
631.689.0400 ▫ 631.689.2877 Fax

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Trevor, Cole, Reid & Monroe, Inc.

We have examined the financial statements of Trevor, Cole, Reid & Monroe, Inc. for the year ended December 31, 2004 and have issued our report therein dated February 7, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of out study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherit limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequant because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Trevor, Cole, Reid & Monroe, Inc. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used for other purpose.

John R Congro